

Mail Stop 3233

April 25, 2018

Via Email
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re: Ladder Capital Corp**
> **Form 10-K**
> **Filed February 28, 2018**
> **File No. 001-36299**

Dear Mr. Fox:

We have reviewed your March 29, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2018 letter.

Note 4. Mortgage Loan Receivables, page 141

1.   We note your response to comment 2. Please provide us with additional details regarding your estimate of the collateral property's fair value less costs to sell. Your response should include, but not be limited to, the valuation methodology and significant inputs used and whether the valuation was derived internally or obtained from a third party. We may have further comment.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities